

November 26, 2018

Donghao Yang
Chief Financial Officer
Vipshop Holdings Ltd
No. 20 Hauhai Street
Liwan District, Guangzhou 510370
The People's Republic of China

> **Re: Vipshop Holdings Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed April 19, 2018**
> **File No. 1-35454**

Dear Mr. Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Income and Comprehensive Income, page F-7

1. Please tell us your consideration of disclosing the changes in accumulated balances of each component of other comprehensive loss included in accumulated other comprehensive loss recorded in equity. Refer to ASC 220-10-45-14A. Also, tell us your consideration of disclosing the income tax effects attributable to unrealized gains (losses) on available for sale investments and reclassification adjustments included in comprehensive income and including a sub-total for the components that make up other comprehensive (loss) gain. Refer to ASC 220-10-45-12 and 220-10-45-1B.b.

Note 4 Accounts Receivable, net, page F-42

2. Please tell us your consideration of providing the disclosures in ASC 310-10-50-1 through 34 related to your financing receivables. Additionally, please tell us why your provision

for doubtful accounts during each of the years in the table on page F-42 do not agree to the provision for allowance for doubtful accounts presented in the operating activities section of the statements of cash flows.

Note 11. Other Investments, page F-47

3.   Please tell is your consideration of the disclosures in ASC 320-10-50-6a.

Available-for-Sale Investments, page F-47

4.   Please tell us your consideration of the disclosures in ASC 320-10-50-9b.

Note 17 Short term loans and securitizations, page F-50

5.   The disclosures related to short-term loans do not reconcile to the total recorded in the balance sheet. Please advise or revise.

Note 28. Segment information, page F-67

6.   Please tell us your consideration of disclosing the amount of investments in equity method investees and total expenditures for additions to long-lived assets by segment. Refer to ASC 280-10-50-25a and b. Also, tell us if equity in the net income of investees accounted for by the equity method, interest income and interest expense by segment is provided to your chief operating decision maker. If so, tell us your consideration of the disclosures in ASC 280-10-50-22.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William H.Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products